October 26, 2015

Via Email

United States Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-7010

ATTENTION:

David Link

Special Counsel

Re: Bella Costa Designs, Inc.

Registration Statement on Form S-1

Filed January 9, 2015

File No. 333-201403

Use of Proceeds, page 13

1. We note your response to comment 2. Please revise your Form S-1 to disclose the following information under this heading and in the footnotes to your financial statements:

- Quantify the amount of offering expenses that have been paid to this date, and the amount of any outstanding related party loans that resulted from such payments;

- Discuss how and where these transactions have been recorded in the financial statements that are included in your Form S-1 or if these amounts were paid subsequent to the latest balance sheet provided;

- State that you have obtained or intend to obtain a loan from your director for any unpaid amounts and that the proceeds from this offering will not be used to pay for these expenses.

- Quantify the total estimated amount of related party loan that you intend to obtain to pay for these offering expenses, and discuss the Company's anticipated source(s) of liquidity in order to make payments on this loan. In this regard, we note that the Company has not recorded any revenue since its September 15, 2014 inception and that cash on hand was only $827 as of January 31, 2015.

Response: We have revised our disclosure to state that as recorded on our balance sheet, to this date our paid offering expenses were $6,620 consisting of professional fees, general administrative expenses and incorporation expenses. This resulted in $2,216 outstanding related party loan to our director. Those advances are unsecured, non-interest bearing and due on demand. We have no other outstanding unpaid amounts at this time.

The Company is attempting to commence operations and generate sufficient revenue; however, the Company's cash position may not be sufficient to support the Company's daily operations. Management intends to raise additional funds by way of a private or public offering.

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2. We note your response and your revised disclosure in response to comment 3 of our letter dated March 26, 2015. In particular, we note your disclosure in the last risk factor on page 12 that "at this time your business plan does not allow [sic] for the payment of the estimated cost $10,000" and we continue to note your disclosure throughout your prospectus that if you raise less than 25% of the offering, you will not have enough money to cover your offering expenses. Please revise to reconcile those statements.

Response: We have revised to reconcile the statements.

Sincerely,

/s/ Nelson Perez

President

Bella Costa Designs, Inc.